December 29, 2016
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: John Reynolds,
Assistant Director- office of Beverages,
Apparel and Mining

Re:    LodeStar Mining Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 29,2016
File No. 000-53676

Ladies and Gentlemen:

Lode-Star Mining Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff's letter dated November 30, 2016 (the “Comment Letter”), regarding the Commission's review of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. The Company respectfully requests an additional extension of 15 business days or until January 19, 2017 to respond to the Comment Letter. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than January 19, 2017. Should you have any questions regarding the request made herein, please do not hesitate to contact me at 281-734-3690. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Mark Walmesley
Mark Walmesley
President and Director